Brian L. MacNeal

Senior Vice President and

Chief Financial Officer

Phone:	(717) 396-4791

E-Mail: blmacneal@armstrongceilings.com

July 16, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Re:Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Response dated June 4, 2020

File No. 1-02116

Dear Division of Corporation Finance:

We acknowledge receipt of your comment letter dated July 1, 2020.  For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revision of Previously Issued Financial Statements, page 44

Comment

1.

We have considered your analysis to prior comment 1 in your response letter dated April 15, 2020. Given the quantitative significance of the error to net earnings, among other factors, we disagree with the company's conclusion that the error was immaterial. Accordingly, we have concluded the financial statements for the fiscal year ended December 31, 2017 are materially misstated and an Item 4.02 Form 8-K should have been filed. Please file an Item 4.02 Form 8-K and, upon resolution of our comment below on internal controls, amend your 2019 Form 10-K to:

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com

Division of Corporation Finance	July 16, 2020

• label the financial statements for the fiscal year ended December 31, 2017 as restated;

• revise your discussion in Note 2 to identify the error as material; and

• revise your disclosures to address the effect of the identified material weakness on your prior conclusions that internal control over financial reporting and disclosure controls and procedures were effective in past periodic reports.

Armstrong Response

We note the staff’s conclusion and although, as we have discussed and outlined in our prior responses, we believed our approach disclosing the information related to the error in our previously filed Form 10-K for the year ended December 31, 2019 was appropriate, we will file a Form 10-K/A for the year ended December 31, 2019 to provide the requested information.  As discussed with the staff, however, we do not believe that an Item 4.02 Form 8-K is required to be filed under these facts.  The revisions that will appear in our Form 10-K/A will provide additional disclosures, including references that the error was material, and a revised audit report to make reference to the restatement.  The financial statements contained in our original Form 10-K filing for the year ended December 31, 2019 already included the financial impact of the error correction for all years presented.  As a result, we do not believe that these additional disclosure changes would result in the original Form 10-K being deemed unreliable.  Accordingly, we believe that our previously issued and corrected financial statements can continue to be relied upon and, as a result, no disclosure under Item 4.02 of Form 8-K is required.

Item 9A – Controls and Procedures, page 87

Comment

2.

We note your response to prior comment 2 in your response letter dated June 4, 2020. Based on our telephone conversation on June 30, 2020, we understand a control deficiency exists related to the design of the controls for the Knauf transaction since they were not subject to review before the operation of the controls. Please explain whether similar design deficiencies (i.e., wherein the control design was not subject to review) exist in other control areas. Also, please provide your assessment of whether the control deficiency was remediated as of December 31, 2019. Lastly, since the control deficiency resulted in a material misstatement, please provide draft disclosure of the material weakness that would be included in the amended 10-K for the fiscal year ended December 31, 2019.

Armstrong Response

We conducted a review to determine whether any other similar design deficiencies to the previously discussed control deficiency relating to the Knauf transaction existed in other control areas due to not reviewing the related design prior to placing the control in operation.  After concluding our review, we determined that all other internal control designs were reviewed prior to the operation of the controls as part of our normal process and similar deficiencies do not exist in any other areas.   The unique nature of the transaction resulted in this particular control over the calculation of the loss on sale being designed by the control operator with no additional review.  We did not have any other controls of this nature.

With regard to the deficiency relating to the Knauf transaction, this deficiency was identified and remediated during 2019.  During 2019, we re-designed the control over the calculation of the loss on disposition and that control design was independently reviewed by a second employee.  We tested this remediated control in 2019 noting that it was designed and operating effectively.

Division of Corporation Finance	July 16, 2020

We will shortly provide supplemental draft disclosure of the material weakness that will be included in our Form 10-K/A for the fiscal year ended on December 31, 2019.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 413-7530 or me at (717) 396-4791.

Sincerely, /s/ Brian L. MacNeal
Brian L. MacNeal
Senior Vice President and Chief Financial Officer

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